$SUPPL$

04024858

16 April 2004

RECEIVED

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004 MAY -4 A 11:41

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
     Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of General Announcement dated 15 April 2004, Re: Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
MAY 05 2004
THOMSON
FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c.   Ms Andres Estay   -   The Bank of New York
                                   ADR Department
                                   101 Barclay St., 22nd Floor
                                   New York
                                   NY 10286



Submitting Merchant Bank
(if applicable)   :

Submitting Secretarial Firm Name
(if applicable)   :

* Company name   : **Lion Industries Corporation Berhad**
* Stock name   : **LIONIND**
* Stock code   : **4235**
* Contact person   : **Wong Phooi Lin**
* Designation   : **Secretary**

* Type   : ● **Announcement** ◯ **Reply to query**

* Subject :

Proposed disposal of 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd for a total consideration of RM23.85 million ("Proposed Parkson Disposal")

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad refers to the announcements made on 9 September 2003, 5 February 2004, 9 March 2004, 25 March 2004 and 26 March 2004.

The Company wishes to announce that the parties to the sale and purchase agreement for the Proposed Parkson Disposal ("SPA") had mutually agreed that the Conditional Period (as defined in the SPA) which will expire on 16 April 2004 shall be extended for a further period to 31 May 2004.

Save and except for the abovesaid extension, all the other terms and conditions of the SPA shall remain unchanged.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (815-D)

1 5 APR 2004